

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report *(Not Applicable)*

15. Distribution Percentages

16. Overcollateralization Summary *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2006-QS1
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	01/30/2006
First Distribution Date:	02/25/2006
Determination Date:	03/23/2006
Distribution Date:	03/27/2006
Record Date:	
Book-Entry:	03/24/2006
Definitive:	02/28/2006
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508



Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
March 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	6,673,168.10	5.75000000	111,799.96	31,975.60	143,775.56	0.00	0.00	0.00	6,561,368.14
A-3	761118SB5	108,134,000.00	106,508,687.80	5.75000000	1,784,409.94	510,354.13	2,294,764.07	0.00	0.00	0.00	104,724,277.86
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	86,970,608.00	5.49062998	1,967,981.18	397,936.19	2,365,917.37	0.00	0.00	0.00	85,002,626.82
A-6	761118SE9	11,343,992.00	11,343,992.00	7.73850228	256,693.19	73,154.59	329,847.78	0.00	0.00	0.00	11,087,298.81
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	42,686,142.65	4.93062992	686,814.05	175,391.31	862,205.36	0.00	0.00	0.00	41,999,328.60
A-9	761118SH2	42,974,000.00 [1]	42,686,142.65 [1]	2.56937004	0.00	91,397.08	91,397.08	0.00	0.00	0.00	41,999,328.60 [1]
A-P	761118SJ8	2,784,564.75	2,782,048.24	0.00000000	42,733.65	0.00	42,733.65	0.00	0.00	0.00	2,739,314.59
A-V	761118SK5	323,843,583.63 [1]	321,813,292.67 [1]	0.50179865	0.00	134,571.23	134,571.23	0.00	0.00	0.00	316,950,352.52 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,518,961.87	6.00000000	6,504.42	52,594.81	59,099.23	0.00	0.00	0.00	10,512,457.45
M-2	761118SP4	3,238,400.00	3,236,388.40	6.00000000	2,001.23	16,181.94	18,183.17	0.00	0.00	0.00	3,234,387.17
M-3	761118SQ2	2,428,800.00	2,427,291.30	6.00000000	1,500.92	12,136.46	13,637.38	0.00	0.00	0.00	2,425,790.38
B-1	761118SR0	1,619,200.00	1,618,194.20	6.00000000	1,000.61	8,090.97	9,091.58	0.00	0.00	0.00	1,617,193.59
B-2	761118SS8	1,295,400.00	1,294,595.34	6.00000000	800.52	6,472.98	7,273.50	0.00	0.00	0.00	1,293,794.82
B-3	761118ST6	1,133,518.88	1,132,814.77	6.00000000	700.48	5,664.07	6,364.55	0.00	0.00	0.00	1,132,114.29
Deal Totals		**323,843,583.63**	**321,813,292.67**		**4,862,940.15**	**1,729,727.44**	**6,592,667.59**	**0.00**	**0.00**	**0.00**	**316,950,352.52**

[1].Notional Balance



Residential Accredit Loans Inc, 2006-QS1

March 27, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	984.96946125	16.50183911	4.71964576	21.22148487	0.00000000	0.00000000	968.46762214
A-3	761118SB5	984.96946196	16.50183975	4.71964535	21.22148510	0.00000000	0.00000000	968.46762221
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	1,000.00000000	22.62811800	4.57552499	27.20364298	0.00000000	0.00000000	977.37188200
A-6	761118SE9	1,000.00000000	22.62811804	6.44875190	29.07686994	0.00000000	0.00000000	977.37188196
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	993.30159282	15.98208335	4.08133546	20.06341881	0.00000000	0.00000000	977.31950947
A-9	761118SH2	993.30159282	0.00000000	2.12679946	2.12679946	0.00000000	0.00000000	977.31950947
A-P	761118SJ8	999.09626451	15.34661746	0.00000000	15.34661746	0.00000000	0.00000000	983.74964705
A-V	761118SK5	993.73064324	0.00000000	0.41554391	0.41554391	0.00000000	0.00000000	978.71431932
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	999.37882951	0.61796779	4.99689421	5.61486200	0.00000000	0.00000000	998.76086172
M-2	761118SP4	999.37882905	0.61796875	4.99689353	5.61486228	0.00000000	0.00000000	998.76086030
M-3	761118SQ2	999.37882905	0.61796772	4.99689559	5.61486331	0.00000000	0.00000000	998.76086133
B-1	761118SR0	999.37882905	0.61796566	4.99689353	5.61485919	0.00000000	0.00000000	998.76086339
B-2	761118SS8	999.37883279	0.61797128	4.99689671	5.61486799	0.00000000	0.00000000	998.76086151
B-3	761118ST6	999.37882817	0.61796942	4.99689074	5.61486016	0.00000000	0.00000000	998.76085875

Deal Factor :	97.87143193%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	02/01/2006	02/28/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	02/01/2006	02/28/2006	30/360	6,673,168.10	5.75000000	31,975.60	0.00	0.00	0.00	0.00	31,975.60	0.00
A-3	02/01/2006	02/28/2006	30/360	106,508,687.80	5.75000000	510,354.13	0.00	0.00	0.00	0.00	510,354.13	0.00
A-4	02/01/2006	02/28/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	02/25/2006	03/24/2006	30/360	86,970,608.00	5.49062998	397,936.19	0.00	0.00	0.00	0.00	397,936.19	0.00
A-6	02/25/2006	03/24/2006	30/360	11,343,992.00	7.73850228	73,154.59	0.00	0.00	0.00	0.00	73,154.59	0.00
A-7	02/01/2006	02/28/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	02/25/2006	03/24/2006	30/360	42,686,142.65	4.93062992	175,391.31	0.00	0.00	0.00	0.00	175,391.31	0.00
A-9	02/25/2006	03/24/2006	30/360	42,686,142.65 [1]	2.56937004	91,397.08	0.00	0.00	0.00	0.00	91,397.08	0.00
A-V	02/01/2006	02/28/2006	30/360	321,813,292.67 [1]	0.50179865	134,571.23	0.00	0.00	0.00	0.00	134,571.23	0.00
M-1	02/01/2006	02/28/2006	30/360	10,518,961.87	6.00000000	52,594.81	0.00	0.00	0.00	0.00	52,594.81	0.00
M-2	02/01/2006	02/28/2006	30/360	3,236,388.40	6.00000000	16,181.94	0.00	0.00	0.00	0.00	16,181.94	0.00
M-3	02/01/2006	02/28/2006	30/360	2,427,291.30	6.00000000	12,136.46	0.00	0.00	0.00	0.00	12,136.46	0.00
B-1	02/01/2006	02/28/2006	30/360	1,618,194.20	6.00000000	8,090.97	0.00	0.00	0.00	0.00	8,090.97	0.00
B-2	02/01/2006	02/28/2006	30/360	1,294,595.34	6.00000000	6,472.98	0.00	0.00	0.00	0.00	6,472.98	0.00
B-3	02/01/2006	02/28/2006	30/360	1,132,814.77	6.00000000	5,664.07	0.00	0.00	0.00	0.00	5,664.07	0.00
Deal Totals				**319,031,244.43**		**1,729,727.44**	**0.00**	**0.00**	**0.00**	**0.00**	**1,729,727.44**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.58063000	A-5, A-6, A-8, A-9



6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	8,962.05	8,962.05	0.00	0	0.00	74,013.75	15,027.52	56,225.36	0.00	0.00	0.00



8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,399	323,843,583.63	1,390	321,813,292.67	215	1,097,419.36	13	3,565,986.30	0	0.00	0	0.00	1,377	316,950,352.52

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.79478310	6.78982108	354.89	354.89	6.44992917	6.44576323	6.44992917	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	16.08%				11.45%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00



Residential Accredit Loans Inc, 2006-QS1

March 27, 2006

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,342	307,943,997.82	0	0.00	0	0.00	0	0.00	0.00	1,342	307,943,997.82
30 days	33	8,282,927.67	0	0.00	0	0.00	0	0.00	0.00	33	8,282,927.67
60 days	2	723,427.03	0	0.00	0	0.00	0	0.00	0.00	2	723,427.03
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,377**	**316,950,352.52**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,377**	**316,950,352.52**
Current	97.46%	97.16%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	97.46%	97.16%
30 days	2.40%	2.61%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.40%	2.61%
60 days	0.15%	0.23%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.23%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**



11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
	Totals			**Totals**			**Totals**			**Totals**			**Totals**	
1 Month	33	8,282,927.67	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.40%	2.61%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	2	723,427.03	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.15%	0.23%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%



12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**



15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.65947811%	100.00000000%

	Ending Percentage
M-1	3.34566778%
M-2	1.02936778%
M-3	0.77202583%
Class M Total:	5.14706139%
B-1	0.51468389%
B-2	0.41175982%
B-3	0.36030379%
Class B Total:	1.28674750%



18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False



M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: The Record Date for the variable rate certificates is 03/24/2006.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.